TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336



File No. 82-34673
May 16, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Nomura Research Institute, Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Nomura Research Institute, Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Annual Report Release for the Fiscal Year ended March 31, 2003 (Consolidated), dated April 28, 2003;

2. Outline of Non-consolidated Financial Statement for the Fiscal Year ended March 31, 2003, dated April 28, 2003;

3. Press release dated April 28, 2003 and entitled "Notice Concerning Number of Own Shares To Be Purchased"; and

4. Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Tomotsune & Kimura, Japanese counsels to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Very truly yours,

H. Shibata

Hironori Shibata

dw 5/20

Enclosure

File No. 82-34673

(Summary English Translation)

Annual Report Release for the Fiscal Year ended March 31, 2003 (Consolidated)

April 28, 2003

Nomura Research Institute, Ltd.
Code Number: 4307
(URL http://www.nri.co.jp)

Stock Exchanges:
Tokyo Stock Exchange
Location of Head Office: Tokyo

Rep.: Akihisa Fujinuma
President, CEO & COO
Attn.: Hajime Ueda
Treasurer

Tel.: (03) 5255-1800

Board Meeting Date: April 28, 2003
U.S. Accounting Principles: not applicable

1. Consolidated Business Results (April 1, 2002 through March 31, 2003)

(1) Consolidated Results of Operations

(rounded down to the nearest one million yen)

	Sales	Operating Profit	Current Profit
Year ended March 31, 2003	¥232,743 million (-1.6%)	¥27,164 million (-10.5%)	¥27,627 million (-16.2%)
Year ended March 31, 2002	¥236,569 million (8.5%)	¥30,364 million (9.1%)	¥32,953 million (4.4%)

	Net Profit	Net Profit per Share	Net Profit per Share (fully diluted)	Ratio of Net Profit to Shareholders' Equity	Ratio of Current Profit to Total Assets	Ratio of Current Profit to Sales
Year ended March 31, 2003	¥15,459 million (-30.9%)	¥337.26	–	8.1%	9.9%	11.9%
Year ended March 31, 2002	¥22,363 million (-11.9%)	¥513.24	–	12.4%	11.2%	13.9%

(Notes)

1. *Investment profit and loss in equity method:*

   Year ended March 31, 2003: 167 million yen

Year ended March 31, 2002: 297 million yen

2. *Average number of outstanding shares for each period (consolidated):*
   Year ended March 31, 2003: 44,999,900 shares
   Year ended March 31, 2002: 43,573,749 shares
3. *Changes in accounting treatment: Not applicable*
4. *The percentage figures which appear in Sales, Operating Profit, Current Profit and Net Profit are compared to prior year.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Year ended March 31, 2003	¥256,798 million	¥185,350 million	72.2%	¥4,112.61
Year ended March 31, 2002	¥299,892 million	¥195,564 million	65.2%	¥4,345.88

(Notes)

Total outstanding shares as of the end of each period (consolidated):
Year ended March 31, 2003: 44,999,900 shares
Year ended March 31, 2002: 44,999,900 shares

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Net Cash and Cash Equivalents at Year End
Year ended March 31, 2003	¥14,611 million	-¥18,994million	-¥1,503 million	¥88,760 million
Year ended March 31, 2002	¥17,292 million	-¥24,736 million	¥17,975 million	¥95,203 million

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiary: 16

Number of non-consolidated subsidiary to which equity method is applicable: –

Number of affiliated company to which equity method is applicable: 3

(5) Changes in Object of Consolidation and Application of Equity Method:

Consolidated (New): 2 (Exception): –

Equity Method (New): – (Exception): 1

2. Forecast of Consolidated Business Results (April 1, 2003 through March 31, 2004)

	Sales	Operating Profit	Current Profit	Net Profit
Interim	¥112,000 million	¥11,000 million	¥11,100 million	¥6,200 million
Annual	¥245,000 million	¥28,000 million	¥28,300 million	¥16,000 million

(Reference)
Estimated net profit per share (annual): 349.27 yen

File No. 82-34673

(Summary English Translation)

Outline of Non-Consolidated Financial Statement for the Fiscal Year ended March 31, 2003

April 28, 2003

Nomura Research Institute, Ltd.
Code Number: 4307
(URL http://www.nri.co.jp)

Stock Exchanges:
Tokyo Stock Exchange
Location of Head Office: Tokyo

Rep.: Akihisa Fujinuma
President, CEO & COO
Attn.: Hajime Ueda
Treasurer
Board Meeting Date: April 28, 2003
General Meeting of Shareholders: June 24, 2003

Tel.: (03) 5255-1800
Interim Dividends: applicable
Unit Shares: applicable
(100 shares per Unit)

1. Business Results (April 1, 2002 through March 31, 2003)

(1) Results of Operations

(rounded down to the nearest one million yen)

	Sales	Operating Profit	Current Profit
Year ended March 31, 2003	¥211,573 million (-2.6%)	¥20,031 million (-14.5%)	¥20,303 million (-20.4%)
Year ended March 31, 2002	¥217,301 million (7.7%)	¥23,440 million (7.0%)	¥25,492 million (3.8%)

	Net Profit	Net Profit per Share	Net Profit per Share (fully diluted)	Ratio of Net Profit to Shareholders' Equity	Ratio of Current Profit to Total Assets	Ratio of Current Profit to Sales
Year ended March 31, 2003	¥11,165 million (-36.1%)	¥243.97	–	6.6%	7.8%	9.6%
Year ended March 31, 2002	¥17,469 million (-20.4%)	¥400.91	–	10.6%	9.2%	11.7%

(Notes)

1. *Average number of outstanding shares for each period:*

   Year ended March 31, 2003: 44,999,90043,573,749 shares

   Year ended March 31, 2002: 43,573,749 shares

2. *Changes in accounting treatment: Not applicable*
3. *The percentage figures which appear in Sales, Operating Profit, Current Profit and Net Profit are compared to prior year.*

(2) Dividends

	Dividends per Share			Aggregate of Dividend Payments	Ratio of Dividends to Net Profit	Ratio of Dividends to Shareholders' Equity
		Interim	Annual			
Year ended March 31, 2003	¥20.00	¥0.0	¥20.00	¥899 million	8.1%	0.5%
Year ended March 31, 2002	¥20.00	¥0.0	¥20.00	¥899 million	5.2%	0.5%

(3) Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Year ended March 31, 2003	¥238,948 million	¥163,171 million	68.3%	¥3,621.87
Year ended March 31, 2002	¥281,641 million	¥176,970 million	62.8%	¥3,932.68

(Notes)

1. *Total outstanding shares as of the end of each period:*

   Year ended March 31, 2003: 44,999,900 shares

   Year ended March 31, 2002: 44,999,900 shares

2. *Total number of treasury stock as of the end of each period:*

   Year ended March 31, 2003: 100 shares

   Year ended March 31 ,2002: 100 shares

2. Forecast of Business Results (April 1, 2003 through March 31, 2004)

	Sales	Operating Profit	Current Profit	Net Profit	Dividends per Share		
					Interim	Annual	
Interim	¥101,000 million	¥7,500 million	¥7,500 million	¥4,100 million	¥0.00	–	–
Annual	¥221,000 million	¥20,600 million	¥20,700 million	¥11,500 million	–	¥20.00	¥20.00

(Reference)
Estimated net profit per share (annual): 251.39 yen

File No. 82-34673

[Translation]

April 28, 2003

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President and Representative Director
(TSE First Section Ticker Code No. 4307)

Notice Concerning Number of Own Shares To Be Purchased
(Number of Own Shares To Be Purchased Pursuant to Article 210 of the Commercial Code)

Notice is hereby provided that the Board of Directors of the Company, at its meeting held today, resolved to submit to the 38th Annual General Meeting of Shareholders of the Company expected to be held on June 24, 2003 an agendum seeking approval for the purchase of a certain number of its own shares pursuant to the provisions of Articles 210 of the Commercial Code of Japan, the details of which are as described below.

Contents

1. Reasons for Purchase of Own Shares

In order to implement various management measures in response to changes in the business environment, the number of its own shares which the Company may purchase will be set forth.

2. Details of Purchase of Own Shares

(1) Type of Shares To Be Purchased

Shares of Common Stock of the Company

(2) Total Number of Shares To Be Purchased

Maximum of 500,000 shares (1.1% of outstanding shares)

(3) Total Amount of Purchase Price of Shares

Maximum of 4,000,000,000 yen

(Note): Any purchase of shares described above may commence after the above agendum is approved at the 38th Annual General Meeting of Shareholders of the Company expected to be held on June 24, 2003 and end by the close of the Annual General Meeting of Shareholders to be held for the fiscal year ending March 31, 2004.

File No. 82-34673

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Extraordinary Report

Extraordinary Report dated March 28, 2003 in connection with contribution of a part of shares owned by the Company to the retirement benefit trust, as a result of which the Company will recognize an extraordinary profit in the amount of approximately 6.7 billion yen. An extraordinary report is required under the Securities and Exchange Law to be filed with the relevant Local Finance Bureau in connection with any event which could materially affect the Company's result of operations. The extraordinary report is available for public inspection at the Kanto Local Finance Bureau and the Tokyo Stock Exchange for a certain period.

Report of Change in Substantial Shareholding

Report of Change in Substantial Shareholding dated March 28, 2003 concerning change in shareholding ratio of the Company with respect to shares of JAFCO Co., Ltd. due to contribution of such shares to UFJ Trust Bank Limited as retirement benefit trust. A report of change in substantial shareholding is required under the Securities and Exchange Law to be filed with the relevant Local Finance Bureau in connection with any change in substantial shareholding by a Japanese company. Such report is available for public inspection at the Kanto Local Finance Bureau and the Tokyo Stock Exchange for a certain period.